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                        American Multiplexer Corporation
                            575 North Pastoria Avenue
                           Sunnyvale, California 94086

                                 March 29, 2000

VIA EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549
Mail Stop 0409
Attention:  Amy Moorhus, Esq.

     Re:  American Multiplexer Corporation (the "Company")
          Registration Statement on Form 10
          File No. 0-27921

Dear Ms. Moorhus:

     A revised version of the above referenced registration statement was filed with the Securities and Exchange Commission by the Company on February 2, 2000. It is scheduled to automatically become effective sixty days thereafter in accordance with Section 12(g) of the Securities Exchange Act of 1934. Because the staff has not completed their review of the registration statement, we are hereby requesting the withdrawal of the registration statement effective immediately, prior to the time it would otherwise automatically become effective on the grounds that this withdrawal will be consistent with the public interest.

     We intend to promptly refile an amended registration statement that will be responsive the staff's comments set forth in the letter dated February 24, 2000.

                                       Very truly yours,

                                       /s/ Edward Tan
                                       -------------------------
                                       Edward Tan
                                       President and CEO